Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:
Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
ir@51job.com

51job, Inc. Reports Third Quarter 2013 Financial Results

SHANGHAI, China, November 6, 2013 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the third quarter of 2013 ended September 30, 2013.

Third Quarter 2013 Financial Highlights:
- Total revenues increased 12.3% over Q3 2012 to RMB419.6 million (US$68.6 million), within the Company’s guidance range
- Online recruitment services revenues increased 15.4% over Q3 2012 to RMB277.6 million (US$45.4 million)
- Gross margin of 72.4% compared with 72.5% in Q3 2012
- Income from operations decreased 2.2% over Q3 2012 to RMB114.4 million (US$18.7 million)
- Fully diluted earnings per common share were RMB1.95 (US$0.64 per ADS)
- Excluding share-based compensation expense and loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB2.28 (US$0.75 per ADS), exceeding the Company’s guidance range
- Cash and short-term investments increased to RMB3,035.1 million (US$495.9 million) as of September 30, 2013

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “We continued to observe solid market demand for our recruitment services in the third quarter as employers stayed active in their hiring activities. Our increased investments in sales and marketing are generating meaningful returns with the pace of customer acquisition accelerating, which not only strengthens our online market leadership but also positions us for greater cross-selling opportunities in our other HR services. We remain focused on the ongoing execution of our strategic initiatives to realize and monetize the large potential of the HR services industry in China for our shareholders.”

Third Quarter 2013 Unaudited Financial Results
Total revenues for the third quarter ended September 30, 2013 were RMB419.6 million (US$68.6 million), an increase of 12.3% from RMB373.7 million for the same quarter in 2012.

Online recruitment services revenues for the third quarter of 2013 were RMB277.6 million (US$45.4 million), representing a 15.4% increase from RMB240.6 million for the same quarter of the prior year. The growth was principally due to an increase in the number of unique employers using the Company’s online recruitment services, which was partially offset by a decrease in average revenue per unique employer. Unique employers increased 26.3% to 237,526 in the third quarter of 2013 compared with 188,073 in the same quarter of the prior year driven by strengthened customer acquisition efforts and increased usage of online recruitment services by employers. However, average revenue per unique employer decreased 8.6% in the third quarter of 2013 as compared to the same quarter in 2012 primarily due to the addition of new customers who generally purchase introductory, lower priced services.

Print advertising revenues for the third quarter of 2013 decreased 58.8% to RMB9.4 million (US$1.5 million) compared with RMB22.7 million for the same quarter in 2012 primarily due to the ongoing business shift away from print advertising services. The estimated number of print advertising pages generated in the third quarter of 2013 declined 45.4% to 298 from 546 pages in the same quarter in 2012. In addition, due to the Company’s strategic decision to discontinue certain newspaper editions, the number of cities where 51job Weekly is published decreased to four as of September 30, 2013 compared with nine cities as of September 30, 2012.

Other human resource related revenues for the third quarter of 2013 increased 20.2% to RMB132.6 million (US$21.7 million) from RMB110.3 million in the same quarter of 2012 primarily due to greater customer adoption and usage of business process outsourcing and training services.

Gross profit for the third quarter of 2013 increased 12.5% to RMB291.5 million (US$47.6 million) from RMB259.2 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 72.4% in the third quarter of 2013 compared with 72.5% in the same quarter in 2012.

Operating expenses for the third quarter of 2013 increased 24.5% to RMB177.2 million (US$29.0 million) from RMB142.3 million for the same quarter of 2012. Sales and marketing expenses for the third quarter of 2013 increased 27.7% to RMB119.7 million (US$19.6 million) from RMB93.7 million for the same quarter of the prior year primarily due to higher employee compensation expenses, sales headcount additions, and greater advertising and promotion expenses. General and administrative expenses for the third quarter of 2013 increased 18.3% to RMB57.4 million (US$9.4 million) from RMB48.5 million in the third quarter of 2012 primarily due to higher employee compensation, office and depreciation expenses.

Income from operations for the third quarter of 2013 decreased 2.2% to RMB114.4 million (US$18.7 million) from RMB117.0 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, was 28.4% in the third quarter of 2013 compared with 32.7% in the same quarter of 2012. Excluding share-based compensation expense, operating margin would be 32.9% in the third quarter of 2013 compared with 36.6% in the same quarter of 2012. Other income in the third quarter of 2013 included local government financial subsidies of RMB10.4 million (US$1.7 million).

Net income for the third quarter of 2013 increased 4.0% to RMB117.4 million (US$19.2 million) from RMB112.9 million for the same quarter in 2012. Fully diluted earnings per common share for the third quarter of 2013 were RMB1.95 (US$0.32) compared with RMB1.91 for the same quarter in 2012. Fully diluted earnings per ADS for the third quarter of 2013 were RMB3.90 (US$0.64) compared with RMB3.82 in the third quarter of 2012.

In the third quarter of 2013, the Company recognized total share-based compensation expense of RMB18.3 million (US$3.0 million) compared with RMB13.9 million in the third quarter of 2012. The Company also recognized a loss from foreign currency translation of RMB1.4 million (US$0.2 million) in the third quarter of 2013 compared with a gain of RMB0.5 million in the third quarter of 2012.

Excluding share-based compensation expense and loss/gain from foreign currency translation as well as their related tax impact, non-GAAP adjusted net income for the third quarter of 2013 increased 8.5% to RMB137.0 million (US$22.4 million) compared with RMB126.3 million for the third quarter of 2012. Non-GAAP adjusted fully diluted earnings per common share were RMB2.28 (US$0.37) in the third quarter of 2013 compared with RMB2.13 in the third quarter of 2012. Non-GAAP adjusted fully diluted earnings per ADS in the third quarter of 2013 were RMB4.56 (US$0.75) compared with RMB4.27 in the third quarter of 2012.

Nine Months 2013 Unaudited Financial Results
Total revenues for the nine months ended September 30, 2013 were RMB1,204.3 million (US$196.8 million), an increase of 8.0% from RMB1,114.9 million for the same period in 2012. Income from operations for the nine months ended September 30, 2013 decreased 3.0% to RMB355.3 million (US$58.1 million) from RMB366.2 million for the same period in 2012.

Net income for the nine months ended September 30, 2013 decreased 0.7% to RMB345.4 million (US$56.4 million) from RMB348.0 million for the same period in 2012. Fully diluted earnings per common share for the nine months ended September 30, 2013 was RMB5.76 (US$0.94) compared with RMB5.87 for the same period in 2012. Fully diluted earnings per ADS for the nine months ended September 30, 2013 were RMB11.53 (US$1.88) compared with RMB11.74 for the same period in 2012.

Excluding share-based compensation expense and loss/gain from foreign currency translation as well as their related tax impact, non-GAAP adjusted net income for the nine months ended September 30, 2013 increased 3.6% to RMB397.1 million (US$64.9 million) from RMB383.4 million for the nine months ended September 30, 2012. Non-GAAP adjusted fully diluted earnings per common share were RMB6.63 (US$1.08) for the nine months ended September 30, 2013 compared with RMB6.47 in the same period in 2012. Non-GAAP adjusted fully diluted earnings per ADS for the nine months ended September 30, 2013 were RMB13.26 (US$2.17) compared with RMB12.94 in the same period in 2012.

As of September 30, 2013, the Company had cash and short-term investments totaling RMB3,035.1 million (US$495.9 million) compared with RMB2,531.4 million as of December 31, 2012. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook
Based on current market conditions and a year-over-year decrease in print advertising revenues as the Company transitions away from this business, the Company’s revenue target for the fourth quarter of 2013 is in the estimated range of RMB445 million to RMB460 million (US$72.7 million to US$75.2 million). Excluding share-based compensation expense and any loss or gain from foreign currency translation as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2013 is in the estimated range of RMB2.50 to RMB2.65 per common share (US$0.82 to US$0.87 per ADS). The Company expects total share-based compensation expense in the fourth quarter of 2013 to be approximately RMB18 million to RMB19 million (US$2.9 million to US$3.1 million).

Other Company News
In August 2013, the Company discontinued the publication of 51job Weekly in Nanjing but continues to maintain its facilities and all other operations in the city.

In September 2013, the Company entered into an agreement to acquire approximately 6,120 square meters of office space in Beijing to house its local sales, customer service and operations staff for a total purchase price of RMB164.9 million (US$26.9 million). An installment payment of RMB16.0 million (US$2.6 million) was made to the seller in the third quarter, and the remaining balance of RMB148.9 million (US$24.3 million) was paid in October 2013. The transaction was funded from the Company’s existing cash resources and is expected to be completed in the fourth quarter of 2013.

Currency Convenience Translation
For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.1200 to US$1.00, the noon buying rate on September 30, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information
Management will hold a conference call at 8:00 p.m. Eastern Time on November 6, 2013 (9:00 a.m. Shanghai / Hong Kong time zone on November 7, 2013) to discuss its third quarter 2013 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 4647057 and the following telephone numbers:

US: +1-877-941-1466

Hong Kong: +852-3009-5027

International: +1-480-629-9867

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures
To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense and loss/gain from foreign currency translation as well as their related tax impact. The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding loss/gain from foreign currency translation and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation loss/gain is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and loss/gain from foreign currency translation, as well as their related tax impact, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job
51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at http://www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement
Statements in this release regarding targets for the fourth quarter of 2013, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the fourth quarter of 2013; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the fourth quarter of 2013 or as a result of new information, future events or otherwise.

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	September 30, 2012	September 30, 2013	September 30, 2013
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$	(Note 1)
Revenues:
Online recruitment services	240,631	277,645		45,367
Print advertising	22,726	9,357		1,529
Other human resource related revenues	110,340	132,597		21,666

Total revenues	373,697	419,599		68,562
Less: Business and related tax	(15,966)	(16,784)		(2,743)

Net revenues	357,731	402,815		65,819
Cost of services (Note 2)	(98,489)	(111,289)		(18,184)

Gross profit	259,242	291,526		47,635

Operating expenses:
Sales and marketing (Note 3)	(93,733)	(119,742)		(19,566)
General and administrative (Note 4)	(48,530)	(57,432)		(9,384)

Total operating expenses	(142,263)	(177,174)		(28,950)

Income from operations	116,979	114,352		18,685
Gain (Loss) from foreign currency translation	515	(1,387)		(227)
Interest and investment income	15,870	19,214		3,140
Other income	2,703	10,371		1,694

Income before income tax expense	136,067	142,550		23,292
Income tax expense	(23,205)	(25,198)		(4,117)

Net income	112,862	117,352		19,175

Other comprehensive income:
Currency translation adjustments	(11)	(22)		(4)

Comprehensive income	112,851	117,330		19,171

Earnings per share:
Basic	1.96	1.99		0.33
Diluted	1.91	1.95		0.32
Earnings per ADS (Note 5):
Basic	3.92	3.99		0.65
Diluted	3.82	3.90		0.64
Weighted average number of common shares outstanding:
Basic	57,618,599	58,845,116		58,845,116
Diluted	59,153,900	60,129,379		60,129,379

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1200 to US$1.00 on September 30, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB2,228 and RMB2,931 (US$479) for the three months ended September 30, 2012 and 2013, respectively.

3.	Includes share-based compensation expense of RMB1,916 and RMB2,520 (US$412) for the three months ended September 30, 2012 and 2013, respectively.

4.	Includes share-based compensation expense of RMB9,764 and RMB12,845 (US$2,099) for the three months ended September 30, 2012 and 2013, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Nine Months Ended
(In thousands, except share, per share and per ADS data)	September 30, 2012	September 30, 2013	September 30, 2013
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$	(Note 1)
Revenues:
Online recruitment services	705,571	795,209		129,936
Print advertising	92,632	45,179		7,382
Other human resource related revenues	316,734	363,947		59,469

Total revenues	1,114,937	1,204,335		196,787
Less: Business and related tax	(48,255)	(48,821)		(7,977)

Net revenues	1,066,682	1,155,514		188,810
Cost of services (Note 2)	(293,325)	(312,601)		(51,079)

Gross profit	773,357	842,913		137,731

Operating expenses:
Sales and marketing (Note 3)	(272,905)	(332,292)		(54,296)
General and administrative (Note 4)	(134,265)	(155,290)		(25,374)

Total operating expenses	(407,170)	(487,582)		(79,670)

Income from operations	366,187	355,331		58,061
Gain (Loss) from foreign currency translation	1,313	(5,178)		(846)
Interest and investment income	45,467	55,063		8,997
Other income	5,491	13,390		2,188

Income before income tax expense	418,458	418,606		68,400
Income tax expense	(70,475)	(73,226)		(11,965)

Net income	347,983	345,380		56,435

Other comprehensive income:
Currency translation adjustments	(32)	(22)		(4)

Comprehensive income	347,951	345,358		56,431

Earnings per share:
Basic	6.06	5.92		0.97
Diluted	5.87	5.76		0.94
Earnings per ADS (Note 5):
Basic	12.12	11.83		1.93
Diluted	11.74	11.53		1.88
Weighted average number of common shares outstanding:
Basic	57,439,866	58,386,284		58,386,284
Diluted	59,278,757	59,914,169		59,914,169

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1200 to US$1.00 on September 30, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB5,725 and RMB7,462 (US$1,219) for the nine months ended September 30, 2012 and 2013, respectively.

3.	Includes share-based compensation expense of RMB4,922 and RMB6,415 (US$1,048) for the nine months ended September 30, 2012 and 2013, respectively.

4.	Includes share-based compensation expense of RMB26,128 and RMB32,698 (US$5,343) for the nine months ended September 30, 2012 and 2013, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	September 30, 2012	September 30, 2013	September 30, 2013
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$	(Note 1)
GAAP income before income tax expense	136,067	142,550		23,292
Add back: Share-based compensation expense	13,908	18,296		2,990
Add back: (Gain) Loss from foreign currency translation	(515)	1,387		227

Non-GAAP income before income tax expense	149,460	162,233		26,509
GAAP income tax expense	(23,205)	(25,198)		(4,117)
Tax impact of share-based compensation expense and gain (loss) from foreign currency translation	1	(5)		(1)

Non-GAAP income tax expense	(23,204)	(25,203)		(4,118)

Non-GAAP adjusted net income	126,256	137,030		22,391

Non-GAAP adjusted earnings per share:
Basic	2.19	2.33		0.38
Diluted	2.13	2.28		0.37
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	4.38	4.66		0.76
Diluted	4.27	4.56		0.75
Weighted average number of common shares outstanding:
Basic	57,618,599	58,845,116		58,845,116
Diluted	59,153,900	60,129,379		60,129,379

	For the Nine Months Ended
(In thousands, except share, per share and per ADS data)	September 30, 2012	September 30, 2013	September 30, 2013
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$	(Note 1)
GAAP income before income tax expense	418,458	418,606		68,400
Add back: Share-based compensation expense	36,775	46,575		7,610
Add back: (Gain) Loss from foreign currency translation	(1,313)	5,178		846

Non-GAAP income before income tax expense	453,920	470,359		76,856
GAAP income tax expense	(70,475)	(73,226)		(11,965)
Tax impact of share-based compensation expense and gain (loss) from foreign currency translation	2	(5)		(1)

Non-GAAP income tax expense	(70,473)	(73,231)		(11,966)

Non-GAAP adjusted net income	383,447	397,128		64,890

Non-GAAP adjusted earnings per share:
Basic	6.68	6.80		1.11
Diluted	6.47	6.63		1.08
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	13.35	13.60		2.22
Diluted	12.94	13.26		2.17
Weighted average number of common shares outstanding:
Basic	57,439,866	58,386,284		58,386,284
Diluted	59,278,757	59,914,169		59,914,169

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1200 to US$1.00 on September 30, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	September 30,	September 30,
	2012	2013	2013
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$	(Note 1)
ASSETS
Current assets:
Cash	1,122,557	1,087,965		177,772
Restricted cash	14,468	26,070		4,260
Short-term investments	1,408,845	1,947,103		318,154
Accounts receivable (net of allowance of RMB3,260 and RMB3,522 as of December 31, 2012 and September 30, 2013, respectively)	52,688	41,909		6,848
Prepayments and other current assets	280,242	370,217		60,493
Deferred tax assets, current	8,643	9,259		1,513

Total current assets	2,887,443	3,482,523		569,040

Property and equipment, net	280,657	355,722		58,124
Intangible assets, net	3,919	3,971		649
Other long-term assets	69,343	24,013		3,924
Deferred tax assets, non-current	—	2,996		489

Total non-current assets	353,919	386,702		63,186

Total assets	3,241,362	3,869,225		632,226

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,146	20,734		3,388
Salary and employee related accrual	48,450	52,185		8,527
Taxes payable	65,858	60,829		9,939
Advance from customers	338,330	416,265		68,017
Other payables and accruals	103,565	174,879		28,575

Total current liabilities	573,349	724,892		118,446

Deferred tax liabilities, non-current	1,985	2,398		392

Total liabilities	575,334	727,290		118,838

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 57,786,679 and 59,005,987 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)	48	48		8
Additional paid-in capital	1,152,174	1,282,723		209,595
Statutory reserves	6,944	6,194		1,012
Accumulated other comprehensive income	1,629	1,607		263
Retained earnings	1,505,233	1,851,363		302,510

Total shareholders’ equity	2,666,028	3,141,935		513,388

Total liabilities and shareholders’ equity	3,241,362	3,869,225		632,226

Note 1: The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.1200 to US$1.00 on September 30, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.